Exhibit 12
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                         TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES
                        COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                      (Dollars in Millions)


                                            2000    1999    1998    1997    1996
Earnings:
   Income from continuing operations
      before income taxes plus fixed
      charges and amortization of
      capitalized interest less
      interest capitalized................  $4,702  $2,205   $815   $973   $190

Fixed charges:
   Total interest on loans (expensed
      and capitalized)....................     $98     $84    $86   $115   $108
   Interest attributable to rental
      and lease expense...................      32      30     41     44     44
Fixed charges.............................    $130    $114   $127   $159   $152


Ratio of earnings to fixed charges........    36.2    19.3    6.4    6.1    1.2

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